UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )*
                                            -----

                            ELECTRIC FUEL CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
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                         (Title of Class of Securities)


                                   284871 10 0
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                                 (CUSIP Number)

MIRIAM TOLEDANO, IES ELECTRONIC INDUSTRIES LTD., 32 BEN-GURION STREET, RAMAT-GAN
                          52573, ISRAEL +972-3-753-0755
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 AUGUST 2, 2002
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e),
     240.13d-1(f) or 240.13d-1(g), check the following box:             [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


          PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                PAGE 1 of 8 PAGES
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CUSIP NO. 284871 10 0                  13D                    PAGE 2 OF 8 PAGES
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|  1.  |  NAMES  OF  REPORTING  PERSONS
|      |  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)
|      |  IES  ELECTRONIC  INDUSTRIES  USA  INC.,  IRS  # 84-1334089
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|  2.  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
|      |                                                                 (a) [X]
|      |                                                                 (b) [ ]
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|  3.  |  SEC  USE  ONLY
|      |
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|  4.  |  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)
|      |                                                               OO
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|  5.  |  CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
|      |  PURSUANT TO ITEM 2(d) OR 2(e)
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|  6.  |  CITIZENSHIP  OR  PLACE  OF  ORGANIZATIONDE,                  USA
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 NUMBER OF    |    |
  SHARES      | 7. |   SOLE VOTING POWER                               0
BENEFICIALLY  |-----------------------------------------------------------------
 OWNED BY     | 8. |   SHARED VOTING POWER                             3,250,000
   EACH       |-----------------------------------------------------------------
 REPORTING    | 9. |   SOLE DISPOSITIVE POWER                          0
  PERSON      |-----------------------------------------------------------------
  WITH        | 10.|   SHARED DISPOSITIVE POWER                        3,250,000
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| 11.  |  AGGREGATE  AMOUNT  BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |                                                               3,250,000
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| 12.  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
|      |  CERTAIN SHARES (SEE INSTRUCTIONS)                            [ ]
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| 13.  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           9.37%
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| 14.  |  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                  CO
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CUSIP NO. 284871 10 0                  13D                    PAGE 3 OF 8 PAGES
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This Statement relates to the beneficial ownership of shares of the common stock of  Electric  Fuel  Corporation.  By  IES  ELECTRONIC  INDUSTRIES  USA  INC.


ITEM  1.       SECURITY  AND  ISSUERS.

This Statement relates to the common stock, $0.01 par value, of Electric Fuel Corporation, a Delaware corporation (the "Issuer") having its principal executive offices at 632 Broadway, Suite 301, New York, New York 10012.

ITEM  2.       IDENTITY  AND  BACKGROUND.

The filer of this statement is IES Electronic Industries USA Inc. ("IES USA"), a Delaware Incorporated company and a fully owned subsidiary of IES Interactive
Training Ltd., which is a fully owned subsidiary of IES Electronic Industries Ltd. (the "Parent"), an Israeli incorporated corporation, publicly traded on the Tel-Aviv Stock Exchange ("TASE"). The Bloomberg ticker of the parent is IES IT.

The parent is a holding company. Its three primary holdings are IES Electronics Agencies (1986) Ltd. (IES Agencies) which is 90.01% owned, IES Interactive
Training Ltd., which is the sole owner of IES USA, and Semicom Lexis (32% ownership by IES Agencies), which is publicly traded on the TASE under the Bloomberg ticker SMCM IT. IES Agencies represents foreign (primarily American and European) technology companies in Israel, and sells their products to the Israeli industry. IES Interactive Training and IES USA develop and manufacture advanced training systems for light weapons which are sold to police forces and other law enforcement agencies. Semicom Lexis imports durable goods, primarily batteries to Israel, and sells them to supermarkets, DIY stores and small local shops.

During the last 5 years, none of the companies in the IES Group ("IES"), nor any other companies related to the IES Group, nor any director or officer in any of the IES Group companies, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

During the last 5 years, none of the companies in the IES Group, nor any other companies related to the IES Group, nor any director or officer in any of the IES Group companies, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.


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CUSIP NO. 284871 10 0                  13D                    PAGE 4 OF 8 PAGES
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ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

The securities being acquired are a part of a transaction in which IES USA is selling its assets and liabilities to Electric Fuel Corporation. The technology rights of IES Interactive Training Ltd. are being sold to a subsidiary of Electric Fuel Corporation. The consideration for the purchase of the Assets and the assumption of the Assumed Liabilities of the sellers is four million eight hundred thousand dollars ($4,800,000) in cash and promissory notes and the issuance to IES USA of a total of three million two hundred fifty thousand (3,250,000) shares of the common stock, $0.01 par value per share of Electric Fuel Corporation.

ITEM  4.     PURPOSE  OF  THE  TRANSACTION.

The purpose of the transaction is to pay IES USA for the assets and the assumed liabilities of the sellers. Prior to the transaction IES did not own any Electric Fuel Corporation shares. The transaction involves selling the vast majority of IES USA assets and liabilities to Electric Fuel Corporation.

Other than as described above, IES Electronics USA, Inc., IES Interactive Training, Ltd.. and IES Electronic Industries, Ltd. have no plans or proposals which relate to, or may result in, any of the matters listed in items 4(a)-(j) of Schedule 13D. Neither do any other companies related to the IES Group, nor any director or officer in any of the IES Group companies have any such plans.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Following the sale of the assets and liabilities of IES USA to Electric Fuel Corporation, IES Electronics USA, Inc., beneficially owns 3,250,000 shares of Electric Fuel Corporation, which comprise 9.37% of the common shares of Electric Fuel Corporation. No other companies in the IES Group will own any Electric Fuel shares, nor will any director or officer in any of the IES Group companies.
     .

(b) IES Electronics USA, Inc., IES Interactive Training, Ltd. and IES Electronic Industries, Ltd. have shared power to vote or direct the vote of these shares. No other company in the IES Group has any power to vote these shares, nor do any directors or officers in any of the IES Group companies.
     .

(c) Within the past 60 days the following transactions were effected: The transactions described in Item 3 which are incorporated herein by reference. No other transactions were made by any company in the IES Group, or by any officers or directors in the IES Group.

(d)  Not  applicable.

(e)  Not  applicable.


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CUSIP NO. 284871 10 0                  13D                    PAGE 5 OF 8 PAGES
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ITEM  6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER.

The Asset Purchase Agreement provides in Section 5.13 thereto, that

     5.13.     Voting  Agreement.  IES  shall  enter  into a voting agreement in
               -----------------
respect of the EFCX Shares pursuant to which IES will agree, for a period of the greater of five (5) years after the Closing Date or all times that IES holds at least 500,000 shares of the Electric Fuel, to vote the EFCX Shares in favor of:
(i) Messrs. Yehuda Harats and Robert S. Ehrlich, and (ii) all proposals of management (except for proposals regarding the nomination of individuals other than Yehuda Harats or Robert S. Ehrlich to the Board of Buyer) that relate to
(i) operation or management of the business in the ordinary course and not against the interest of Electric Fuel, or (ii) acquisitions, financings, stock option plans or business development and not against the interest of Electric Fuel. IES further agrees that such voting agreement will include a prohibition on the part of any individual who is an Affiliate of IES, from being proposed as a nominee to the Board of Electric Fuel other than with the agreement of both of Yehuda Harats and Robert S. Ehrlich.



ITEM 7.        MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     (a)  Joint  filing  agreement

     (b)  Right  of  first  refusal


(a)  JOINT  FILING  AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Electric Fuel Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.


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CUSIP NO. 284871 10 0                  13D                    PAGE 6 OF 8 PAGES
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     IN  WITNESS  WHEREOF, the undersigned hereby execute this Agreement this 12 day  of  August,  2002.


                              IES  ELECTRONICS  USA,  INC.

                              By:
                              Name:
                              Title:



                              IES  INTERACTIVE  TRAINING,  LTD.

                              By:
                              Name:
                              Title:



                              IES  ELECTRONIC  INDUSTRIES,  LTD.


                              By:
                              Name:
                              Title:


(b)  Right  of  First  Refusal

     Right  of  First  Refusal.  Upon Closing and for a period of the greater of
     -------------------------
     five (5) years thereafter or so long as Seller and its Affiliates own at least 500,000 shares of Buyer, Seller and the Shareholder shall have a right of first refusal with regard to any transaction regarding the sale of all or substantially all of the Assets and/or the Technology Rights other than a transaction with an entity fully owned by Buyer; provided, however, that all or substantially all of the Assets and/or Technology Rights are the material subject of such transaction, and provided, further, that the consideration in respect of such transaction shall be less than the consideration in respect of this transaction.


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CUSIP NO. 284871 10 0                  13D                    PAGE 7 OF 8 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 8, 2002
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                                      Date


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                                    Signature


  MIRIAM TOLEDANO, IES ELECTRONIC INDUSTRIES LTD., 32 BEN-GURION ST., RAMAT-GAN
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                                  52573, ISRAEL
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